Exhibit 21.1

List of Subsidiaries of the Registrant

	Name	Jurisdiction
1.	Marchex Paymaster, LLC	Delaware
2.	goClick.com, Inc.	Delaware
3.	Marchex, LLC	Delaware
4.	Marchex Sales, LLC	Delaware
5.	Marchex CAH, Inc.	Delaware
6.	Marchex CA Corporation	Nova Scotia
7.	Marchex International, Ltd.	Ireland
8.	Marchex Voice Services, Inc.	Pennsylvania
9.	Marchex Europe Limited	United Kingdom
10.	Jingle Networks, Inc.	Delaware
11.	Archeo, Inc.	Delaware
12.	Marchex Australia Pty Ltd.	Australia
13.	MX Services Europe Ltd.	United Kingdom